SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 October 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

FOR FILING PURPOSES ONLY IN ACCORDANCE WITH
REGULATION 22 OF THE TRANSPARENCY (DIRECTIVE 2004/109/EC) REGULATIONS 2007

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:  The Governor and Company of the Bank of Ireland

2.         Reason for the notification (please tick the appropriate box or boxes):

            [✓]     an acquisition or disposal of voting rights

            [   ]     an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

            [  ]      an event changing the breakdown of voting rights

            [  ]      other;

3.         Full name of person(s) subject to the notification obligation: FMR LLC
4.         Full name of shareholder(s) (if different from 3.):
5.         Date of the transaction and date on which the threshold is crossed or reached: 17 October 2011
6.         Date on which issuer notified; 19 October 2011
7.         Threshold(s) that is/are crossed or reached: 9%
8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Indirect	Direct	Indirect	Direct	Indirect
IE0030606259	640,693,604	640,693,604	2,790,434,337		2,790,434,337		9.26

SUBTOTAL A (based on aggregate voting rights)	640,693,604	640,693,604	2,790,434,337	2,790,434,337		9.26

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
	2,790,434,337	9.26

9.         Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: See attached schedule
10.       In case of proxy voting: Number of voting rights proxy holder will acquire is 2,149,740,733
11.       Additional information: This filing is a result of the acquisition of significant investment of Bank of Ireland

Bank of Ireland is making this notification on receipt of a notification from FMR LLC under the Transparency (Directive 2004/109/EC) Regulations 2007.

Done at Dublin on 19 October 2011

Contact: Helen Nolan, Group Secretary
Telephone +353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  19 October 2011